Exhibit 100.1

NICE Actimize-PwC Joint Survey: 83% of Financial Services
Organizations Find Customer Authentication Experience Key Driver In
Omni-Channel Authentication Management

Nearly 61 percent of FSOs surveyed will invest in an omni-channel authentication orchestration solution in the next 12-18 months

Hoboken, N.J. – October 26, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business, has released a joint survey with PwC today which outlined the state of omni-channel authentication strategies at financial services organizations (FSOs), observing that only 28 percent of FSOs have fully implemented cross-channel authentication management. Though FSOs continue to invest in a wide range of authenticators, the survey found that a lack of a unified strategy to manage authentication methods across channels resulted in poor customer authentication experience and less effective fraud reduction strategies.

Titled "Omni-Channel Authentication: A Unified Approach to a Multi-Authenticator World," the joint NICE Actimize-PwC survey finds that 63 percent of respondents from FSOs are assessing current authentication strategies to identify where there may be gaps or requirements for further investments in omni-channel authentication. The survey showed that only 30 percent of the surveyed organizations have completed that assessment to date. As a result of these strategic organizational reviews, 61 percent will invest in an omni-channel authentication solution within the next 12-18 months, according to the survey.

Customer Authentication Experience Drives Investment

Driving the omni-channel authentication investment, a strong 83 percent of fraud management teams singled out a frictionless customer authentication experience as a key central driver behind their efforts.

"This strong trend toward investment in omni-channel authentication by leading financial services organizations is not surprising," explains Vikas Agarwal, Principal, PwC. "Traditionally the customer authentication experience has been cumbersome, in large part due to a lack of unified authentication management. In an age of authentication innovation, consumers want preferences in authentication type. But with many disparate authenticators in play, users face inconsistent experiences in each channel and lengthy and excessive challenges."

Analytics for Faster Payments

"As FSOs invest in innovative and diverse authentication methods, they will also seek an orchestration strategy which uses sophisticated analytics to make real-time challenge decisions, which reduce friction for consumers, while keeping them safe from fraudsters. This of course will be especially necessary with the rise of faster payments where authentication is the first line of defense," said Joe Friscia, President, NICE Actimize. "NICE Actimize offers innovations that meet the requirements of today's omni-channel authentication management environment."

The 65 subject matter expert respondents represented a global view, with 38 percent serving in active roles in Europe, 20 percent in North American, 13 percent in Asia Pacific and 14 percent claiming other global roles. More than half of the respondents represented retail banking and the rest were spread evenly across corporate and private banking enterprises. About one-third of the respondents were responsible for fraud prevention, while one third were responsible for digital transformation and customer experience.

The survey respondents also represented a range of financial services organization sizes. About 25 percent of the institutions surveyed represented global Tier 1 organizations with assets greater than $500 billion, while 26 percent represented firms with assets below $10B, the remaining 49 percent were spread equally across mid-tier organizations.

For a copy of the white paper that includes the results of this study, please click here.

Qualified media outlets may obtain full research results by contacting cindy.morgan-olson@niceactimize.com.

About PwC
At PwC, our purpose is to build trust in society and solve important problems. We're a network of firms in 158 countries with more than 236,000 people who are committed to delivering quality in assurance, advisory and tax services. Find out more and tell us what matters to you by visiting us at www.pwc.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or NASDAQ:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-551-256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia and Mr. Agarwal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.